Exhibit 99.3
PRESS RELEASE
Renewable Energies:
Total and EDF Inaugurate a New Solar Panel Plant in Toulouse, France
Paris, December 1, 2006 — Total and French electric utility EDF will tomorrow inaugurate a photovoltaic solar panel production plant owned by their joint subsidiary Tenesol. Located in Saint-Martin-du-Touch in the Greater Toulouse region, the plant has a current capacity of 17 MW per year and is expected to eventually create around 100 direct and indirect jobs.
For more than 20 years, Tenesol has specialized in designing, manufacturing, installing and operating photovoltaic solar systems. Based in Lyon, France, the company already operates a photovoltaic panel production plant in South Africa. In 2005, consolidated revenue stood at close to €145 million. Its operations cover domestic and industrial applications at both grid-connected and off-grid sites. Tenesol has strong positions in Europe and France’s overseas departments and territories, as well as in Africa, the Middle East and Latin America.
The Toulouse plant expands Tenesol’s photovoltaic panel production capacity, while reaffirming Total and EDF’s commitment to the fast-growing renewable energies segment. This production strategy is supported by significant R&D to further drive the growth of their photovoltaic businesses.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
The EDF Group, a leader in the European energy market, is a vertically integrated player operating in all business lines, from generation to transmission, distribution and the buying and selling of energy in its various forms. As Europe’s largest electricity producer, the Group’s power generating capacity in France consists mainly of nuclear and hydropower plants generating electricity which is 95% CO2 emission-free. EDF manages 1,246,000 km of overhead and underground medium and lower voltage power lines, and 100,000 km of high and extra high voltage lines. EDF contributes to the supply of energy and services to more than 40 million customers across the world, more than 28 million of them in France. In 2005, the Group generated consolidated sales in excess of €51 billion, of which more than 35% were in Europe outside France, and generated a net profit of €3.2 billion. EDF is listed on the Paris Bourse and is a component of the CAC 40 share index.
Press contacts
Total
Philippe Gateau + 33 1 47 44 47 05 – philippe.gateau@total.com
EDF
Jill Coulombez +33 1 40 42 24 25 / + 33 1 40 42 22 22 – jill.coulombez@edf.fr